Mail Stop 4561

October 22, 2008

John B. Higginbotham
Chief Executive Officer
Integral Systems, Inc.
5000 Philadelphia Way
Lanham, MD 20706-4417

     Re: Integral Systems, Inc.
              Registration Statement on Form S-3
              Filed September 29, 2008
              File No. 333-153706

              Form 10-Q for the Period Ended June 30, 2008
              Filed August 7, 2008
              File No. 000-18603

Dear Mr. Higginbotham:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Description of Capital Stock

Preferred Stock, page 8

1.   You are seeking to register for the shelf the offer and sale of preferred stock, yet you disclose that your charter does not currently authorize the issuance of preferred stock. Please provide us with your analysis as to why you believe it is appropriate to register on a

shelf basis the offer and sale of shares of preferred stock, given that your charter does not currently authorize the issuance of preferred stock, in blank-check form or otherwise.

Description of Warrants, page 16

2.   You state that Integral Systems may issue warrants exercisable for "securities of third parties… or other rights to receive payment in cash or securities based on the value, rate or price of one or more specified securities." You are not, however, seeking to register in your core registration statement on Form S-3 any securities of third parties or rights to receive payment in securities based on the value, rate or price of one or more specified securities. Please be advised that, absent an available exemption, the issuance of third-party securities underlying warrants of Integral Systems must be registered under the Securities Act of 1933. Assuming there is no applicable exemption, if the warrants are exercisable within a 12-month period from the initial sale of the warrants, the offering of the underlying securities must be covered by an effective registration statement at the time the warrants are sold. Please confirm your understanding and advise us of your intentions in this regard.

Exhibits

Exhibit 5.2, Legal Opinion of Ballard Spahr Andrews & Ingersoll, LLP

3.   In paragraph (d) on page 3 of its opinion, counsel appears to assume that the company's charter will be amended in the future to authorize shares of preferred stock for issuance. Please provide us with your views on the appropriateness of this assumption given that this matter appears necessary to form counsel's opinion that, upon the occurrence of certain specified events, the preferred stock will be validly issued, fully paid and non-assessable. Please have counsel file a revised opinion or advise. We also remind you that an unqualified legal opinion is required with every takedown of securities registered under this registration statement.

Form 10-Q for the Period Ended June 30, 2008

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 25

4.   We note the following disclosure regarding management's evaluation of your disclosure controls and procedures: "Based on the evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the 'Exchange Act')), our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in this quarterly report on Form 10-Q was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and Form 10-Q." These effectiveness conclusions are stated in terms

that are more limited in scope than the Rule 13a-15(e) definition of "disclosure controls and procedures." The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." In your response letter, please tell us whether the effectiveness conclusions of the CEO and CFO were made with respect to the company's controls and procedures as defined in Rule 13a-15(e) and confirm that you will conform your disclosure in future filings.

****

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact Jay Ingram at (202) 551-3397. You may also contact me at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (202) 530-9526
     Howard B. Adler, Esq.
     Gibson, Dunn & Crutcher LLP